

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2023

Kevin Nazemi
Chief Executive Officer
Digital Transformation Opportunities Corp.
10207 Clematis Court
Los Angeles, CA 90077

      Re: Digital Transformation Opportunities Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed January 17, 2023
           File No. 001-40177

Dear Kevin Nazemi:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and Services

cc: Jonathan Ko, Esq.